UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-27058

PAREXEL International Corporation 401(k) Retirement Savings Plan

(Full Title of the Plan)

PAREXEL International Corporation

195 West Street

Waltham, MA 02451

(Name of Issuer of the Securities Held Pursuant to the

Plan and the Address of its Principal Executive Offices)

Audited Financial Statements and Supplemental Schedule

Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

PAREXEL International Corporation 401(k) Retirement SavingsPlan

We have audited the accompanying statements of net assets available for benefits of PAREXEL International Corporation 401(k) Retirement Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

June 24, 2010

PAREXEL International Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2009	December 31, 2008
Assets
Investments, at fair value:
Mutual Funds:
Fidelity Contrafund	$22,012,881	$16,727,690
Fidelity Diversified International Fund	12,071,274	8,553,678
Fidelity Magellan Fund	10,008,995	6,811,392
Fidelity Retirement Money Market Portfolio	6,815,212	6,744,990
Fidelity Fund	6,225,094	4,830,183
Fidelity Intermediate Bond Fund	5,822,514	4,367,453
Fidelity Balanced Fund	4,712,203	3,633,913
Fidelity Freedom 2030 Fund	4,505,525	1,920,700
Fidelity Freedom 2040 Fund	4,058,105	1,222,799
Fidelity Freedom 2020 Fund	3,664,005	2,043,145
Fidelity Freedom 2035 Fund	3,637,014	1,504,063
Artisan Mid Cap Fund	3,548,673	2,022,337
Fidelity Small Cap Stock Fund	3,288,539	1,584,572
Fidelity Freedom 2025 Fund	3,177,260	1,358,552
Fidelity Freedom 2015 Fund	2,153,871	1,196,626
Fidelity Freedom 2045 Fund	2,002,463	321,418
Fidelity Low-Priced Stock Fund	1,817,665	1,068,138
Fidelity US BD Index	1,377,533	1,301,633
PIM Total RT Inst	1,263,097	—
Fidelity Freedom 2010 Fund	1,197,252	924,578
Oakmark Fund	1,076,065	823,645
Spartan US EQ Index	756,993	401,448
Fidelity Freedom 2050 Fund	689,515	178,995
Fidelity Freedom Income Fund	497,215	413,624
Spartan Intl Index	401,791	134,940
Spartan Extnd Mkt Index	239,087	85,216
Fidelity Freedom 2000 Fund	237,935	222,908
Fidelity Freedom 2005 Fund	92,191	65,121
ALLNZ NFJ Div Val I	77,459	—
Fidelity Cash Reserves Fund	704	650
Fidelity Blue Chip Growth Fund	3	2
PAREXEL International Corporation Common Stock	1,424,280	648,758
Participant loans	1,411,756	1,118,691

Total investments	110,264,169	72,231,858

Receivables:
Other	2,809	—
Participants’ contributions	432,705	345,396
Employer contributions	127,678	116,873

Total receivables	563,192	462,269

Net assets available for benefits	$110,827,361	$72,694,127

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Contributions:
Participants	$13,084,237
Employer	3,972,477
Assets converted/transferred	4,681,546
Rollovers	752,796

22,491,056

Investment Income:
Dividends and interest income	1,719,199
Net appreciation in fair value of investments	22,014,193

Net investment income	23,733,392

Total additions	46,224,448

Deductions
Benefit payments	8,050,974
Administrative expenses	40,240

Total deductions	8,091,214

Net increase	38,133,234
Net assets available for benefits at beginning of year	72,694,127

Net assets available for benefits at end of year	$110,827,361

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the PAREXEL International Corporation (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) profit sharing plan established effective January 1, 1988. It is subject to the provisions of the Internal Revenue Code of 1986 (the Code), as amended, and the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers all full-time, part-time, and temporary employees of the Company who are age 21 years or older.

Contributions

Participants may contribute up to 60% of their annual compensation, as defined and including 100% of cash bonuses, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company matches an amount equal to 100% of the first 3% of compensation contributed by each participant, not to exceed $3,000 per participant per annum. In addition, the Company may make a discretionary contribution to be allocated to eligible participants in the ratio that each eligible participant’s compensation bears to the total compensation paid to all eligible participants for the Plan year. During the Plan year ended December 31, 2009, no discretionary contribution was made to the Plan by the Company.

Effective January 9, 2008, the Plan included the automatic enrollment of contributions whereby an eligible employee’s compensation would be reduced and automatic enrollment contributions made on his/her behalf unless an affirmative election not to do so was made.

Participant Accounts

Participant accounts are maintained by an independent recordkeeper, Fidelity Retirement Investment Services. Each participant’s account is credited with the participant’s contributions, Company matching contributions, an allocation of Plan earnings (losses), and is charged with an allocation of administrative expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Each participant vests in 20% increments for each of the first five years of credited service, as defined.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts can be used to reduce future Company contributions to the Plan, and pay for the Plan’s administrative expenses. During the year ended December 31, 2009, forfeitures used to offset Company contributions amounted to $364,112, and $13,888 was used to pay administrative expenses. At December 31, 2009 and 2008, forfeited nonvested amounts available to offset future Company contributions amounted to $385,814 and $214,241 respectively.

Participant Loans

A participant may borrow from his or her account a minimum of $1,000, not to exceed the lesser of $50,000 or 50% of his or her vested account balance. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local market rates for similar loans. Loans must be repaid within five years, unless the loan is for the purchase of a primary residence, in which case it is repayable in ten years. Principal and interest are paid ratably through payroll deductions.

Benefits

A participant’s account is payable in a lump-sum amount equal to the vested value of his or her account upon termination of service, retirement or early retirement, if elected, death, permanent or total disability, or age 59 1/2. In-service withdrawals may be made in the event of a financial hardship, as defined by the Plan, yet will result in the suspension of all contributions for 12 months. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued based upon quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value. See Note 4 for further discussion and disclosures related to fair value measurements.

Security transactions are accounted for on a trade-date basis, and realized gains and losses on investments are calculated as the difference between the cost of the investment shares sold and the market value of the shares sold. The net depreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized and unrealized gains and losses on investments. Investment income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Expenses

All Plan expenses are paid by the Company, except those relating to recordkeeping fees on participant loans, which are allocated to the individual participants’ accounts.

New Accounting Pronouncement

In April 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 820-10-65-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. ASC 820-10-65-4 provides additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. ASC 820-10-65-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820, Fair Value Measurements and Disclosures. The Plan adopted ASC 820-10-65-4 during its fiscal year ended December 31, 2009. The adoption of ASC 820-10-65-4 did not have a material impact on the Plan’s financial statements.

In May 2009, the FASB issued ASC 855, Subsequent Events, that established general standards of accounting for and disclosure of events that occur after the statement of net assets available for benefits date. This new guidance was effective for periods ending after June 15, 2009.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Equities That Calculate Net Asset Value per Share (or Equivalent) (ASU 2009-12). ASU 2009-12 provides amendments to ASC 820, Fair Value Measurements and Disclosures. The amendments permit, as a practical expedient, a reporting entity to estimate the fair value of an investment that is within the scope of ASU 2009-12 using the net asset value per share (or its equivalent) of the investment if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of ASC 946, Financial Services — Investment Companies, as of the reporting entity’s measurement date. ASC 946 requires investment companies to report their investment assets at fair value in accordance with the principles of ASC 820. The amendments also require disclosures regarding the attributes of investments within the scope of ASU 2009-12, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded capital commitments, and the investment strategies of the investees. The disclosures are required (by major category) for all investments within the scope of ASU 2009-12 regardless of whether the

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

fair value of the investment is measured using the practical expedient. The amended guidance is effective for interim and annual periods ending after December 15, 2009. The Plan adopted ASU 2009-12 during its fiscal year ended December 31, 2009. The adoption of ASU 2009-12 did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 and clarified that disclosures should be presented separately for each class of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Adoption of ASU 2010-06 is not expected to have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Investments

During the year ended December 31, 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Mutual funds	$21,585,806
PAREXEL International Corporation Common Stock	428,387

Net appreciation in fair value of investments	$22,014,193

4. Fair Value Measurements

The Plan applies the provisions of ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan establishes a three level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

–	quoted prices for similar assets and liabilities in active markets

–	quoted prices for identical or similar assets or liabilities in markets that are not active

–	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–	inputs that are derived principally from or corroborated by observable market data by correlation or other means

•

Level 3 – Unobservable inputs for the assets or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Stock Funds	$87, 436,870	$—	$—	$87, 436,870
Bond Funds	8,463,144	—	—	8,463,144
Short Term Investment Funds	6,815,916	—	—	6,815,916
Blended Investment Funds	4,712,203	—	—	4,712,203

Total Mutual Funds	$107,428,133	$—	$—	$107,428,133
PAREXEL International Corporation Common Stock	1,424,280	—	—	1,424,280
Participant Loans	—	—	1,411,756	1,411,756

Total	$108,852,413	$—	$1,411,756	$110,264,169

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

During 2009, there were no transfers between Level 1, Level 2, or Level 3. Additionally, there were no changes in the valuation techniques used to determine the fair values of our Level 2 or Level 3 assets or liabilities: mutual funds are valued at the net asset value of shares held by the Plan based on quoted prices in the active market; PAREXEL International Corporation Common Stock is valued at the closing market price on the Nasdaq on December 31, 2009; and participant loans are valued at their outstanding balance, which approximates fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Level 3 Assets
Balance, beginning of year	$1,118,691
Purchases, sales, issuances and settlements (net)	293,065

Total	$1,411,756

5. Transactions and Agreements with Parties-in-Interest

The Plan holds shares of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received no common stock dividends from the Company for 2009 and 2008.

6. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS), dated December 5, 2001, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2009-6 and 2005-16, the Plan Administrator has determined

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status (continued)

that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
Net assets available for plan benefits per financial statements	$110,827,361	$72,694,127
Less: other receivable	2,809	—
Less: participants’ contributions receivable	432,705	345,396
Less: employer contributions receivable	127,678	116,873

Net assets available for plan benefits per Form 5500	$110,264,169	$72,231,858

9. Acquisitions

On May 1, 2009, the ClinPhone Inc. 401(k) plan was merged into the Plan as a result of the August 2008 acquisition of ClinPhone, plc, including its U.S. operating subsidiaries, ClinPhone Inc. and DataLabs, Inc., by the Company. Total ClinPhone Inc. 401(k) plan assets of $4,681,546 were transferred into the Plan.

Supplemental Schedule

PAREXEL International Corporation 401(k) Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN No. 04-2776269 Plan No. 001

December 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Mutual Funds:
Fidelity Contrafund*	377,709 shares	22,012,881
Fidelity Diversified International Fund*	431,116 shares	12,071,274
Fidelity Magellan Fund*	155,612 shares	10,008,995
Fidelity Retirement Money Market Portfolio*	6,815,211 shares	6,815,212
Fidelity Fund*	219,657 shares	6,225,094
Fidelity Intermediate Bond Fund*	573,646 shares	5,822,514
Fidelity Balanced Fund*	288,031 shares	4,712,203
Fidelity Freedom 2030 Fund*	363,642 shares	4,505,525
Fidelity Freedom 2040 Fund*	566,774 shares	4,058,105
Fidelity Freedom 2020 Fund*	291,952 shares	3,664,005
Fidelity Freedom 2035 Fund*	354,484 shares	3,637,014
Artisan Mid Cap Fund	138,836 shares	3,548,673
Fidelity Small Cap Stock Fund*	206,307 shares	3,288,539
Fidelity Freedom 2025 Fund*	305,799 shares	3,177,260
Fidelity Freedom 2015 Fund*	206,705 shares	2,153,871
Fidelity Freedom 2045 Fund*	236,418 shares	2,002,463
Fidelity Low-Priced Stock Fund*	56,908 shares	1,817,665
Fidelity US BD Index*	124,550 shares	1,377,533
PIM Total RT Inst	116,953 shares	1,263,097
Fidelity Freedom 2010 Fund*	95,703 shares	1,197,252
Oakmark Fund	29,051 shares	1,076,065
Spartan US EQ Index*	19,198 shares	756,993
Fidelity Freedom 2050 Fund*	82,576 shares	689,515
Fidelity Freedom Income Fund*	46,295 shares	497,215
Spartan Intl Index*	12,011 shares	401,791
SPTN Extnd Mkt Index*	7,864 shares	239,087
Fidelity Freedom 2000 Fund*	20,963 shares	237,935
Fidelity Freedom 2005 Fund*	9,191 shares	92,191
ALLNZ NFJ Div Val I	7,426 shares	77,459
Fidelity Cash Reserve Fund*	704 shares	704
Fidelity Blue Chip Growth Fund*	0 shares	3
PAREXEL International Corporation Common Stock*	101,012 shares	1,424,280
Participant Loans*	4% to 10%	1,411,756

		110,264,169

*	Indicates party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant directed.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the PAREXEL International Corporation 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Date: June 24, 2010	By:	/S/ TODD COWGILL
Todd Cowgill
Vice President, Compensation Benefits & HRIS

Index to Exhibits

Exhibit No.

23	Consent of Independent Registered Public Accounting Firm